August 15, 2013

VIA EDGAR

Ms. Mara L. Ransom

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Crumbs Bake Shop, Inc.
Registration Statement on Form S-3
Filed on June 18, 2013
File No. 333-189415

Dear Ms. Ransom:

Please find below responses to the comments provided to Crumbs Bake Shop, Inc. (the “Company”) by the staff of the Commission (the “Staff”) in a letter dated July 16, 2013 (the “Letter”) relating to the above-referenced Registration Statement on Form S-3 (the “Registration Statement”). The responses are keyed to the numbering of the comments in the Letter and appear following the comments which are restated below in italics.

Under separate cover, the Company has transmitted for filing a Pre-Effective Amendment No. 1 to the Registration Statement that reflects the Staff’s comments and the Company’s responses thereto.

General

1.	Please revise your registration statement to provide a description of the material terms of the debt pursuant to which the shares registered on this Form S-3 will be issued.

Response:

The Company has summarized the material terms of the debt pursuant to which the shares may be issued in a new section of the prospectus entitled “Description of the Convertible Notes”.

110 W 40th Street • Suite 2100 • New York, NY 10018

TEL 212.221.7105 • www.crumbs.com

Ms. Mara L. Ransom

August 15, 2013

Risk Factors, page 4

Risks Related to our Business and Industry, page 8

2.	We note your disclosure in the Form 10-K for the fiscal year ended December 31, 2012 filed on April 15, 2013 that neither management’s internal control over financial reporting nor the company’s disclosure controls and procedures were effective as of December 31, 2012. Accordingly, please revise the first risk factor on page 15, or include a separate risk factor, addressing the risks associated with the fact that neither management’s control over financial reporting nor the company’s disclosure controls and procedures were effective as of December 31, 2012.

Response:

The conclusion by management that the Company’s internal control over financial reporting and its disclosure controls and procedures were not effective as of December 31, 2012 resulted from a discreet error relating to the manner in which the Company had accounted for its outstanding common stock purchase warrants. The Company restated its financial statements affected by the misclassification and believes that it has appropriately revised its accounting policies and procedures to ensure that it will properly account for its warrants on a going-forward basis. Given the nature of the error that lead to management’s conclusion and the fact that management believes it unlikely that such error will be repeated, management believes that there are no material risks specifically associated with the fact that the Company’s internal control over financial reporting and disclosure controls and procedures were not effective as of December 31, 2012. The risk factor referenced in the Staff’s comment addresses the importance of effective control systems and the risks that could be realized if it were to be determined in the future that such control systems are not effective. Management believes that such existing discussion adequately addresses any risks relevant to management’s last report on internal control over financial reporting. Notwithstanding the foregoing, the Company has revised this risk factor by including a new paragraph that provides specific details regarding the accounting misclassification and its effect on the Company. The revised risk factor now reads as follows:

A material weakness or significant deficiency in our disclosure or internal controls could have an adverse effect on us.

The Company is required by the Sarbanes-Oxley Act of 2002 to establish and maintain disclosure controls and procedures and internal control over financial reporting. These control systems are intended to provide reasonable assurance that material information relating to Crumbs is made known to management and reported as required by the Exchange Act, to provide reasonable assurance regarding the reliability and preparation of our financial statements, and to provide reasonable assurance that fraud and other unauthorized uses of our assets are detected and prevented. We may not be able to maintain controls and procedures that are effective at the reasonable assurance level. If that were to happen, our ability to provide timely and accurate information about the Company, including financial information, to investors could be compromised and our results of operations could be harmed. Moreover, if the Company or its independent registered public accounting firm were to identify a material weakness or significant deficiency, our reputation could be harmed and investors could lose confidence in us, which could cause the market price of the Company’s common stock to decline and/or limit the trading market for the common stock.

110 W 40th Street • Suite 2100 • New York, NY 10018

TEL 212.221.7105 • www.crumbs.com

Ms. Mara L. Ransom

August 15, 2013

In point of fact, the Audit Committee of the Company’s Board of Directors, together with management, determined in February 2013 that the Company had misclassified the value of its common stock purchase warrants as a component of equity rather than as a derivative liability in its consolidated financial statements for the year ended December 31, 2011 and the consolidated financial statements for each of the quarters ended September 30, 2012, June 30, 2012, March 31, 2012, September 30, 2011 and June 30, 2011. This misclassification caused the Audit Committee to conclude that such financial statements should be restated. In addition, the misclassification caused management to conclude in its report that was included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2012 that the Company’s disclosure controls and procedures and internal control over financial reporting were not effective at the reasonable assurance level as of December 31, 2012. Although management believes that it is unlikely that the Company will similarly misclassify its warrants in the future, it is possible that the Company may discover other accounting misclassifications or other control system weaknesses or deficiencies in the future that could prevent the Company from timely reporting material information as required by the Exchange Act, cause the Company’s financial statements to be deemed unreliable, and/or have any of the other adverse effects discussed in the foregoing paragraph.

110 W 40th Street • Suite 2100 • New York, NY 10018

TEL 212.221.7105 • www.crumbs.com

Ms. Mara L. Ransom

August 15, 2013

About this prospectus, page 1

3.	We note your indication here that you intend to provide a prospectus supplement containing specific information about the terms of a particular offering by the Selling Stockholders. We also note your indication on the prospectus cover page that the prospectus covers the resale by the selling stockholders and their donees, pledgees, transferees or other successors-in-interest. These statements suggest reliance upon Rule 430B(b), however, it appears that you are ineligible to rely upon such rule. Please revise or advise. For guidance, refer to Securities Act Rules Compliance and Disclosure Interpretations 220.04 and 228.03 located at our web-site.

Response:

The Company has deleted the statement from the section entitled “About this Prospectus” that it intends to provide specific information about the terms of a particular offering using a prospectus supplement.

Consistent with Rule 424(b) under the Exchange Act and Question 220.04 of the Securities Act Rules Compliance and Disclosure Interpretations, the Company believes that it could use a prospectus supplement to post-effectively update the identities of the Selling Stockholders in the prospectus to reflect a transfer of previously-identified Notes or underlying common stock from a previously-identified Selling Stockholder. However, the Company has revised the sixth paragraph of the “Plan of Distribution” section to state that details of a particular offering may be provided by post-effective amendment to the registration statement or, if permitted by applicable rules, an accompanying prospectus supplement (as opposed to “an accompanying prospectus supplement or, if appropriate, a post-effective amendment”).

Selling Stockholders, page 15

4.	Please add a footnote to the selling stockholder table on page 16 explaining how you arrived at the amounts listed under the “Shares Covered Hereby” column. In this regard, we note that the selling shareholder table indicates that the registration statement covered more shares than are currently beneficially owned by the selling shareholders listed in the table. If the additional shares registered are intended to cover the issuance of shares to satisfy payment-in-kind interest, please clarify this fact.

Response:

The Company has added a new footnote to the Selling Stockholder table to state, consistent with the third introductory paragraph of the “Selling Stockholders” section, that the number of shares shown in the “Shares Covered Hereby” column “include (i) the shares that could be acquired by the Selling Stockholder upon the conversion of the outstanding balance due under the Note plus (ii) the shares that could be issued as payment of all interest that may accrue under the Note during its five-year term, assuming that the conditions for paying such interest in shares are satisfied.”

110 W 40th Street • Suite 2100 • New York, NY 10018

TEL 212.221.7105 • www.crumbs.com

Ms. Mara L. Ransom

August 15, 2013

5.	Please identify whether any of the selling stockholders are registered broker-dealers or affiliates thereof. We may have further comment after reviewing your response.

Response:

At the time it purchased its Notes from the Company, each Selling Stockholder represented and warranted to the Company that (i) it was not a broker-dealer registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or an entity engaged in a business that would require it to be so registered, (ii) it was not in the business of underwriting securities, (iii) it was acquiring the Notes and the underlying shares of common stock for its own account and not with a view towards, or for resale in connection with, the public sale or distribution thereof in violation of applicable securities laws, and (iv) it did not have any agreement or understanding, directly or indirectly, with any person, and had no present intention of having any such agreement or understanding, to distribute any of the securities covered by the prospectus in violation of applicable securities laws.

Front Street Tactical Equity Class, Front Street Canadian Hedge Fund, Front Street Global Opportunities Class and Front Street Growth and Income Class are subsidiaries of Tuscarora Capital Inc., which is a corporation registered as an investment dealer under the laws of the Canadian province of British Columbia. IA Clarington Global Tactical Income Fund, Redwood Income Strategies Class, Aston Hill Growth and Income Fund, Aston Hill Capital Growth Fund and Aston Hill Opportunities Fund are subsidiaries of Aston Hill Securities, Inc., which is a corporation registered as an investment dealer under the laws of the Canadian provinces of Alberta, British Columbia, New Brunswick, Nova Scotia and Prince Edward Island. Tuscarora Capital Inc. and Aston Hill Securities, Inc. have represented to the Company that they are not broker-dealers registered under the Exchange Act or engaged in an activity that would require them to be so registered. The Company has included the foregoing disclosure at the end of the “Selling Stockholders” section of the prospectus.

Part II – Information Not Required in Prospectus, page II-1

Signatures, page II-6

6.	We note the statement in this section that “the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 . . ..” Please revise this section to include this language as it pertains to Form S-3. Please refer to the “Signatures” section of Form S-3.

110 W 40th Street • Suite 2100 • New York, NY 10018

TEL 212.221.7105 • www.crumbs.com

Ms. Mara L. Ransom

August 15, 2013

Response:

The Company’s reference to Form S-8 was a typographical error, and the Company has revised the Signatures section of the Registration Statement so that it makes reference to Form S-3 rather than Form S-8.

We trust that this letter addresses the Staff’s comments. If the Staff should have any questions or further comments, please contact the undersigned at (410) 673-1220, ext. 401 or chuck@crumbs.com. You may also contact the Company’s legal counsel, Andrew Bulgin, at (410) 576-4280 or abulgin@gfrlaw.com.

Sincerely yours,

/s/ John D. Ireland

John D. Ireland
Senior Vice President and CFO

cc:	Andrew D. Bulgin, Esq. (via e-mail)
Jeffrey P. Schultz, Esq. (via e-mail)

110 W 40th Street • Suite 2100 • New York, NY 10018

TEL 212.221.7105 • www.crumbs.com